November 17, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn: Megan Akst and Melissa Kindelan

Re: ITT Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
File No. 001-05672

Dear Ms. Akst and Ms. Kindelan:

ITT Inc. (the “Company”) is in receipt of the comment letter dated November 14, 2023 from the Division of Corporation Finance of the U.S. Securities and Exchange Commission regarding the above-referenced filing.

Pursuant to our request by phone call to Ms. Akst for an extension of time to respond, we hereby confirm that the Company intends to respond to your comment letter on or before December 13, 2023.

If you have any questions, please contact me at (914) 641-2090.

Sincerely,

/s/ Tymour Okasha

Tymour Okasha